UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of August 2017

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

Attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K are the unaudited condensed interim financial statements as of June 30, 2017, and for the three and six months then ended, of Intec Pharma Ltd. (the “Company”) and the Management’s Discussion and Analysis of Financial Condition and Results of Operation with respect thereto. Also attached as Exhibit 99.3 is a press release issued by the Company on August 9, 2017 titled “Intec Pharma Reports Financial Results for the First Six Months of 2017”.

Exhibit 99.1 and Exhibit 99.2 to this Current both are incorporated by reference into the Company’s registration statements on Form S-8 (Files No. 333-209700 and No. 333-212801) and F-3 (Files No. 333-217189 and No. 333-218539).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC PHARMA LTD.

	By:	/s/ Nir Sassi
Name: Nir Sassi
Title: Chief Financial Officer

Date: August 9, 2017

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Condensed Interim Financial information of Intec Pharma Ltd. as of June 30, 2017 (Unaudited)
99.2	Intec Pharma Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2017
99.3	Press Release, dated August 9, 2017.

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